

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

September 5, 2007

Frank Arnone
Chief Executive Officer
Generic Marketing Services, Inc.
2811 Reidville Road, Suite 23
Spartanburg, SC 29301

> **Re:** **Generic Marketing Services, Inc.**
> **Form SB-2**
> **Filed August 6, 2007**
> **File No. 333-145132**

Dear Mr. Arnone:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. It appears that, while you have filed a registration statement for the issuance of shares to parent's shareholders, an ultimate distribution of those shares is contemplated. Therefore, you must register the offer and sale of Generic Marketing Services stock by its principal stockholders as a primary offering. Please revise your registration statement to identify Messrs. Arnone, Jesky, DeStefano (as well as any of their affiliates) and other existing shareholders as underwriters, to provide the disclosure required by Item 507 of Regulation S-B, and to fix the price and other terms of the primary offering and distribution of the shares to the public.

2.   Section (a)(2) of Securities Act Rule 419 defines a blank check company as a company that is issuing penny stock that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." In discussing this definition in the adopting release, the Commission stated that it would "scrutinize...offerings for attempts to create the appearance that the registrant...has a specific business plan, in an effort to avoid the application of Rule 419." See Security Act Release No. 6932 (April 13, 1992).

Your disclosure indicates that you are a development stage company that intends to establish a contract sales force to market pharmaceutical and over-the-counter products. Your disclosure shows, however, that you have no assets, no liabilities, and no revenues. Furthermore, it appears that your parent company (Basic Services)—a company with $1 in cash, no other assets, no revenues, and $5000 in liabilities as of April 30, 2007—was spun-off in June 2007, that Basic Services is controlled by Messrs. DeStefano and Jesky, and that the former parent company of Basic Services (Eaton Laboratories) was controlled by Messrs. DeStefano and Jesky at the time of the spin-off.

In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or provide a detailed explanation in your response letter as to why Rule 419 does not apply to Generic Marketing Services, Inc. and this offering.

3.   We note several inconsistencies throughout your document which appear to be the result of using a generic form of prospectus where the disclosure occasionally references non-applicable information. Please review your entire document and revise to remove all inconsistent references.

Summary of Distribution, page 3

4.   Reconcile your statement on page 4 indicating that Basic Services, Inc. and Generic Marketing Services will have different management and directors with your disclosure elsewhere (see e.g. page 9) that Mr. Arnone will serve as an executive officer and director of both companies.

Questions and Answers About the Spin-Off, page 5

5.   Correct your statement here and elsewhere (e.g., pages 5 and 34) that you will apply to have your common stock listed or traded on the OTC Bulletin Board.

Securities are not listed on the OTC Bulletin Board, and only market makers can apply to quote your company's stock. Clarify whether you have already secured a market maker to file an application for your stock to be quoted on the OTC Bulletin Board.

6.   It appears that the reference to "Real Estate Exchange" is a typographical error. Please revise accordingly.

7.   Briefly summarize the history of your parent company and other spun-off companies affiliated with Messrs. DeStefano and Jesky, including Basic Services' recent spin-off by Eaton Laboratories (a former shell company), as well as the recent reverse merger between Eaton Laboratories and Hydrogen Hybrid Technologies summarized in a Form 8-K filed by Eaton Laboratories (now known as Hydrogen Hybrid Technologies) on April 4, 2007.

About Us, page 6

8.   According to your balance sheet, you have no assets and no liabilities. Therefore, revise this section, and other sections of the document (including the risk factors on pages 11 through 18, as well as your Description of Business section beginning on page 22), to eliminate any suggestion that Generic Marketing will receive assets in connection with the spin-off. We note your statement that Generic Marketing will receive by assignment "all intellectual property of the interest in and rights and title to its plans to market generic pharmaceutical products."

Management's Discussion and Analysis or Plan of Operation, page 20

Results of Operations for Period Ending July 31, 2007

9.   Please eliminate your statement here, and on page 31, that you plan to bring to market a "generic pharmaceutical product," as it appears from your disclosure in the registration statement that your plan of operation relates solely to the sale of products on behalf of other companies. If your statement that you plan to bring to market a pharmaceutical product is true, please disclose the status of any required approval by the FDA and provide us, in your response letter, with the name and contact information for the individual at the FDA who is overseeing the approval of your product.

Government and Industry Regulation, page 25

10.   With a view towards further disclosure, please tell us whether your operations will be subject to regulatory oversight by the Food and Drug Administration.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Derek B. Swanson, Attorney-Adviser, or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Larry Spirgel
Larry Spirgel
Assistant Director